Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
In Millions of Dollars	2005	2004
Fixed Charges:
Interest Expense	$355	$267
Interest Capitalized	12	8
One-third of rents*	80	81

Total Fixed Charges	$447	$356

Earnings:
Income before income taxes and minority interests	$3,606	$3,000

Fixed charges per above	447	356
Less: interest capitalized	(12)	(8)

	435	348

Amortization of interest capitalized	6	5

Total earnings	$4,047	$3,353

Ratio of earnings to fixed charges	9.05	9.42

*	Reasonable approximation of the interest factor.